SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANY ANNOUNCEMENT

REVERSE STOCK SPLIT

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.

Unibanco - União de Bancos Brasileiros S.A. ("UNIBANCO") and Unibanco Holdings S.A. ("UNIBANCO HOLDINGS") announce that their respective Board of Directors approved a proposal, to be decided in the Shareholders' Meeting to be held on April 30th , 2004, for a reverse stock split of their respective stock, common and preferred shares, including the Units (each Unit represents one preferred share issued by Unibanco and one class “B” preferred share issued by Unibanco Holdings), at the ratio of 100 (one hundred) shares to 1 (one) share.

The reverse stock split proposals made by the aforementioned Boards of Directors aim to provide more efficiency in controlling and in the relationship with their respective shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

After the minutes of the Shareholders' Meeting of Unibanco are approved by the Central Bank of Brazil , the companies will release a Notice to Shareholders with detailed information about the reverse stock split. Shareholders will be able, if they wish so, to adjust their respective equity stake.

E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES SA, the controlling shareholder of the companies, during the first 30 (thirty) days after the release of the Notice to Shareholders, will assure shareholders who have less than 100 shares, by type of share, the possibility to remain as shareholders of the respective companies, by selling shares owned by E. Johnston to the shareholders who come to one of Unibanco's branches.

The amount of shares required to complete 100 shares will be sold by the controlling shareholder in a private transaction, outside the São Paulo Stock Exchange. The shares prices will be set based on the average price of the respective share, at the São Paulo Stock Exchange, considering the last 20 (twenty) trading days before the release of the Notice to Shareholders.

After the above mentioned 30 (thirty) days period, the controlling shareholder will sell the shares to the shareholders that came to one of Unibanco's branches, thus completing the necessary amount of shares for them to remain as shareholders of the companies.

After the reverse stock split, the remaining fractional stock will be separated, combined in full lots and then sold in an auction to be held in the São Paulo Stock Exchange. Cash generated in this auction will be available to the shareholders under the conditions determined in the Notice to Shareholders.

Global Depositary Receipts (GDRs) traded abroad will represent, instead of 500 (five hundred) Units, 5 (five) Units. It is on Unibanco responsibility to take all appropriate measures in the country and abroad.

Once the reverse stock split is complete, companies' by-laws will be updated in the first subsequent General Meeting, so as to demonstrate the new amount of shares.

MERGER OF AFFILIATED COMPANY

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

Unibanco also announces that its Board of Directors approved a proposal, to be submitted to the Shareholders' Meeting to be held on April 30th , 2004, to merge Unibanco Representação e Participações Ltda. ("UNIPART") into UNIBANCO, and subsequent dissolution of UNIPART.

The proposed merger basically aims to the consolidation of the activities conducted by UNIPART, namely holding equity stakes in other companies, at the UNIBANCO level. The proposed structure is designed to rationally organize UNIBANCO's presence in Brazil and abroad, via cost reduction, implementation of more efficient accounting and equity stake control, centralization of businesses and transactions at the main operational companies, synergies generation, economies of scale and better remuneration of the resources allocated or invested in such equity stakes.

The merger, as proposed by the Board of Directors, is exempt from the terms of CVM Instruction 319/99, as per OFÍCIO/CVM/SEP-GEA-1/Nº 111/04, which also accepted the inapplicability of Article 264 of Law 6.404/76.

The Board of Directors proposals, the Protocol of Merger and Reasons, and the respective Valuation Reports are available at UNIBANCO's headquarters, at 891 Eusébio Matoso Avenue, São Paulo, SP

São Paulo, April 14th 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. José Lucas Ferreira de Melo Investor Relations Executive Officer	UNIBANCO HOLDINGS S.A. Geraldo Travaglia Filho Investor Relations Executive Officer

Please note that the original Company Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 15, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.